UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-3A-2

Statement By Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the
Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

MIDAMERICAN ENERGY HOLDINGS COMPANY

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.	Name, state of organization, location and nature of business of claimant and every subsidiary thereof.

A.	MidAmerican Energy Holdings Company - Organized as a holding company. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

The following companies are subsidiaries of MidAmerican Energy Holdings Company as defined by Section 2(a):

MidAmerican Funding, LLC - Organized as a holding company for acquisition financing purposes. Organized in Iowa. Headquartered in Des Moines, Iowa

MHC Inc. - Organized as a holding company. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

B.	Utility Subsidiaries

MidAmerican Energy Company (“MidAmerican Energy”) (100% owned) - Organized as a public utility to generate, transmit, distribute and market electric energy and to distribute and market natural gas. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

	i.	Less than 100% but greater than 10% owned by MidAmerican Energy Company.

CBEC Railway Inc. - Organized to own and operate rail facilities for the transportation of coal. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

C.	Nonregulated Business Subsidiaries

	i.	InterCoast Capital Company (100% owned) - Organized as a holding company for nonregulated business subsidiaries. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

a.	100% Owned by InterCoast Capital Company

Cimmred Leasing Company - Organized to invest in, develop and/or manage financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

InterCoast Energy Company - Organized to manage nonregulated electric energy investments. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

InterCoast Power Company - Organized to manage nonregulated electric energy investments. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

IWG Co. 8 - Organized to invest in nonregulated hydropower projects or companies. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

MHC Investment Company - Organized to invest in, develop and/or manage investments and financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

MWR Capital Inc. - Organized to invest in, develop and/or manage financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

TTP, Inc. of South Dakota - Organized to invest in, develop and manage a cogeneration partnership. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

b.	Less than 100% but greater than 10% owned by InterCoast Capital Company.

Edge Technologies, Inc. - A joint venture organized in Iowa to generate capital for the development and commercialization of inventions. Incorporated in Iowa. Headquartered in Ames, Iowa

Micro-Generation Technology Fund, LLC - Organized to invest in entrepreneurial ventures offering products and services relating to micro-generation of electric power. Organized in Delaware. Headquartered in Center Harbor, New Hampshire.

Tenaska III Texas Partners - Organized to construct, own and operate a cogeneration plant located near Paris, Texas. Partnership organized in Texas. Headquartered in Omaha, Nebraska.

Utech Venture Capital Corporation - Organized to invest in venture capital. Incorporated in Delaware. Headquartered in Wilmington, Delaware.

ii.	Midwest Capital Group, Inc. (100% owned) - Organized as a holding company for nonregulated business development subsidiaries. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

	a.	100% Owned by Midwest Capital Group, Inc.

Dakota Dunes Development Company - Organized to invest in, develop and/or manage real estate business ventures. Incorporated in Iowa. Headquartered in Dakota Dunes, South Dakota.

Two Rivers Inc. - Organized to own and operate a golf course facility. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

iii.	MidAmerican Services Company (100% owned) - Organized to provide complementary energy services. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

iv	MEC Construction Services Co. (100% owned) - Organized to provide nonregulated utility construction services. Incorporated in Iowa. Headquartered in Des Moines, Iowa

v.	CE Electric UK Funding Company (100% owned) - Organized as a holding and investment company. Organized in England. Headquartered in Newcastle, United Kingdom.

	a.	100% directly or indirectly owned by CE Electric UK Funding Company and affiliates - (unless otherwise indicated, all of the following are headquartered in Newcastle, United Kingdom).

CalEnergy Gas (Holdings) Limited - Organized to be a holding company. Organized in England.

CalEnergy Gas (Polska) Sp. z.o.o. - Organized for the exploration, production and refining of reserves of natural gas and other hydrocarbons within the territory of Poland and abroad. Organized in Poland. Headquartered in Warsaw, Poland.

CE Electric (Ireland) Ltd. - Organized to be a holding company. Organized in the Republic of Ireland.

CE Electric UK Holdings - Organized as a holding company. Organized in England.

CE Electric UK Ltd. - Organized as a holding company. Organized in England.

CE UK Gas Holdings Limited - Holding company for gas exploration companies. Organized in England.

Integrated Utility Services Limited - Organized to provide engineering contracting services. Organized in England.

Northern Electric plc - Organized as a public limited company. Organized in England.

Northern Electric Distribution Limited - Management of distribution network. Organized in England.

Northern Electric Finance plc - Organized as a finance company. Organized in England.

Northern Electric & Gas Limited - A holding company which directly owns 100% of Northern Electric Retail Limited. Organized in England.

Northern Electric GenCo Limited - Organized as a holding company. Organized in England.

Northern Electric (Overseas Holdings) Limited - Holding company. Organized in England.

Northern Electric Generation (Peaking) Limited - Private limited company. Organized in England.

Northern Electric Generation (TPL) Limited - Organized as a holding company. Organized in England.

Northern Electric Properties Limited - Organized as a property management company. Organized in England.

Northern InfoCom Limited - Standard commercial company. Organized in England.

Northern Transport Finance Limited - Organized as an investment company. Organized in England.

Stamfordham Road Developments Ltd. - Organized to acquire, purchase, exchange land at Stamfordham Road, Newcastle Upon Tyne. Organized in England.

Yorkshire Cayman Holding Limited - A private company limited by shares incorporated in Cayman Islands. Incorporated and headquartered in Cayman Islands.

Yorkshire Electricity Distribution plc - A public limited company; management of distribution network. Organized in England.

Yorkshire Electricity Distribution Services Limited - A public limited company. Organized in England

Yorkshire Electricity Group plc - A public limited company. Organized in England.

Yorkshire Holdings plc - Organized as a public limited company. Organized in England.

Yorkshire Power Finance Limited - A financing company. Incorporated and headquartered in Cayman Islands.

Yorkshire Power Finance 2 Limited - A financing company. Incorporated and headquartered in Cayman Islands.

Yorkshire Power Group Limited - A holding company. Organized in England.

YPG Holdings LLC - A limited liability company in Delaware. Headquartered in Delaware.

b.	Less than 100% but greater than 10% owned by CE Electric UK Funding Company - (unless otherwise indicated, the following are headquartered in Newcastle, United Kingdom).

CalEnergy Gas Limited - Gas exploration and ownership of gas. Organized in England. Headquartered in London, England.

CalEnergy Gas (Australia) Limited - Gas exploration and ownership of gas. Organized in England. Headquartered in London, England.

CalEnergy Resources Limited - Organized as a holding company. Organized in England. Headquartered in London, England.

CalEnergy Resources (Poland) Sp. z.o.o. - Organized to invest in power generation, development and to perform power generation activities; and invest in electrical infrastructure, development, construction and maintain electrical infrastructure; and to invest in or develop other activities relating to power generation and electrical infrastructure in Poland. Organized as a private company in Poland. Headquartered in Warsaw, Poland.

Electralink Limited - Organized to manage data network service. Organized in England. Headquartered in London, England.

Integrated Utility Services Limited - Organized to provide engineering contracting services. Organized in the Republic of Ireland. Headquartered in the Republic of Ireland.

Kings Road Developments Limited - Organized to acquire and develop land, houses and buildings at Kings Road, Wallsend. Organized in England.

Selectusonline Limited - Organized to provide and procure services and products. Organized in England. Headquartered in Manchester, England.

Teesside Power Limited - Generation of electricity. Organized in England. Headquartered in Teesside, England.

Vehicle Lease and Service Limited - A standard commercial company. Organized in England.

vi.	HomeServices of America, Inc. (approximately 99% owned) - Organized as a holding company for nonregulated real estate brokerage operations. Incorporated in Delaware. Headquartered in Edina, Minnesota.

	a.	100% owned by HomeServices of America, Inc.

Arizona Home Services, LLC - Organized to provide property management services. Incorporated in Arizona. Headquartered in Tucson, Arizona.

Capitol Intermediary Company - Organized to invest in real estate. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska.

Capitol Land Exchange, Inc. - Organized to invest in real estate. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska.

Capitol Title Company - Organized to sell title insurance. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska.

CBSHOME Real Estate Company - Organized to provide residential real estate brokerage services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

CBSHOME Real Estate of Iowa, Inc. - Organized to provide residential real estate brokerage services. Incorporated in Delaware. Headquartered in Omaha, Nebraska.

CBSHOME Relocation Services, Inc. - Organized to provide real estate relocation services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

Champion Realty, Inc. - Organized to provide residential real estate brokerage services. Incorporated in Maryland. Headquartered in Annapolis, Maryland.

Chancellor Title Services, Inc. - Organized to provide title search, abstracting real estate escrow and closing services. Incorporated in Maryland. Headquartered in Annapolis, Maryland.

Columbia Title of Florida, Inc. - Organized to provide title search, abstracting, and real estate escrow closing services. Incorporated in Florida. Headquartered in Miami, Florida.

Edina Financial Services, Inc. - Organized as a holding company for the Edina Realty subsidiaries. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

Edina Realty, Inc. - Organized to provide residential real estate brokerage services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

Edina Realty Title, Inc. - Organized to provide title search, abstracting, real estate escrow, and closing services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

Embassy Financial Services, Inc. - Organized to provide mortgage brokerage services. Incorporated in Florida. Headquartered in Miami, Florida.

Esslinger-Wooten-Maxwell Inc. - Organized to provide residential real estate brokerage services. Incorporated in Florida. Headquartered in Miami, Florida.

First Realty, Ltd. - Organized to provide residential real estate brokerage services. Organized in Iowa. Headquartered in West Des Moines, Iowa.

First Reserve Insurance, Inc. - Organized to provide property and casualty insurance services. Incorporated in Florida. Headquartered in Miami, Florida.

HMSV Financial Services, Inc. - Organized as a holding company for various mortgage partnerships. Incorporated in Delaware. Headquartered in Edina, Minnesota.

HOME Real Estate, Inc. - Organized to provide real estate brokerage services. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska.

Home Services Referral Network, LLC - Organized to provide residential real estate brokerage services. Organized in Indiana. Headquartered in New Albany, IN.

HomeServices Financial-Iowa, LLC - Organized to provide mortgage brokerage and mortgage banking services. Organized in Delaware. Headquartered in Edina, Minnesota.

HomeServices Financial Holdings, Inc. - Organized as a holding company for mortgage partnerships. Incorporated in Delaware. Headquartered in San Diego, California.

HomeServices Financial, LLC - Organized to provide mortgage brokerage and mortgage banking services. Organized in Delaware. Headquartered in Edina, Minnesota.

HomeServices Insurance, Inc. - Organized to provide homeowners insurance policies. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska.

HomeServices of California, Inc. - Organized as a holding company for the California companies. Incorporated in Delaware. Headquartered in San Diego, California.

HomeServices of Florida, Inc. - Organized as a holding company for the Florida companies. Incorporated in Florida. Headquartered in Miami, Florida.

HomeServices of Kentucky, Inc. - Organized to provide residential real estate brokerage services. Incorporated in Kentucky. Headquartered in Louisville, Kentucky.

HomeServices of Nebraska, Inc. - Organized to provide residential real estate brokerage services. Incorporated in Delaware. Headquartered in Lincoln, Nebraska.

HomeServices of the Carolinas, Inc. - Organized as a holding company for the North Carolina and South Carolina companies. Incorporated in Delaware. Headquartered in Winston-Salem, North Carolina.

HomeServices Relocation, LLC - Organized as a third party relocation company. Organized in Delaware. Headquartered in Edina, Minnesota.

IMO Co., Inc. - Organized to provide residential real estate brokerage services. Incorporated in Missouri. Headquartered in Springfield, Missouri.

Iowa Realty Co., Inc. - Organized to provide residential real estate brokerage services. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

Iowa Realty Insurance Agency, Inc. - Organized to establish third party contracts with insurance companies to provide property insurance to residential real estate customers. Incorporated in Iowa.  Headquartered in West Des Moines, Iowa.

Iowa Title Company - Organized to provide land title abstracting services. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

Iowa Title Linn County, LLC - Organized to provide land title abstracting services. Organized in Iowa. Headquartered in West Des Moines, Iowa.

J.D. Reece Mortgage Company - Organized to provide mortgage brokerage services. Incorporated in Kansas. Headquartered in Kansas City, Kansas.

JRHBW Realty, Inc. - Organized to provide residential real estate brokerage services. Incorporated in Alabama. Headquartered in Birmingham, Alabama.

J. S. White & Associates, Inc. - Organized to provide residential real estate brokerage services. Incorporated in Alabama. Headquartered in Opelika, Alabama.

Jenny Pruitt & Associates, Inc. - Organized to provide residential real estate brokerage services. Incorporated in Georgia. Headquartered in Atlanta, Georgia.

Kansas City Title, Inc. - Organized to provide title and abstracting services. Incorporated in Missouri. Headquartered in Overland Park, Kansas.

Kentucky Residential Referral Services, LLC - Organized to provide residential real estate brokerage services. Organized in Kentucky. Headquartered in Louisville, Kentucky.

Larabee School of Real Estate and Insurance, Inc. - Organized to provide real estate agent training. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska.

Midland Escrow Services, Inc. - Organized to provide closing and escrow services. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

MortgageSouth, LLC - Organized to provide residential mortgage brokerage and mortgage banking services. Organized in Alabama. Headquartered in Birmingham, Alabama.

Nebraska Land Title and Abstract Company - Organized to provide title and abstracting services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

Pickford Escrow Company, Inc. - Organized to provide closing and escrow services. Incorporated in California. Headquartered in San Diego, California.

Pickford Golden State Member LLC - Organized to invest in real estate. Organized in California. Headquartered in San Diego, California.

Pickford Holdings, LLC - Organized as a holding company for an interest in a title insurance services company. Organized in California. Headquartered in San Diego, California.

Pickford Real Estate, Inc. - Organized to provide residential real estate brokerage services. Incorporated in California. Headquartered in San Diego, California.

Pickford Realty, Ltd. - Organized to provide residential real estate brokerage services. Organized in California. Headquartered in San Diego, California.

Pickford Services Company - Organized to provide closing and escrow services. Incorporated in California. Headquartered in San Diego, California

Piedmont Financial Capital Corporation - Organized to provide third party relocation services. Incorporated in North Carolina. Headquartered in Winston-Salem, North Carolina.

Piedmont Relocation Management Center, Inc. - Organized to provide third party relocation services. Incorporated in North Carolina. Headquartered in Winston-Salem, North Carolina.

Plaza Financial Services, LLC - Organized as a holding company for a mortgage brokerage subsidiary. Organized in Kansas. Headquartered in Overland Park, Kansas.

Preferred Carolinas Realty, Inc. - Organized to provide real estate brokerage services. Incorporated in North Carolina. Headquartered in Winston-Salem, North Carolina.

Preferred Carolinas Title Agency, L.L.C. - Organized to provide title insurance services. Organized in North Carolina. Headquartered in Winston-Salem, North Carolina.

Professional Home Mortgage Lenders, LLC - Organized to provide mortgage brokerage and mortgage banking services. Organized in North Carolina. Headquartered in Winston-Salem, North Carolina.

Professional Referral Organization, Inc. - Organized to generate real estate sales through referrals from retired agents. Incorporated in Maryland. Headquartered in Annapolis, Maryland.

Real Estate Links, LLC - Organized to provide title services. Organized in Illinois as a limited liability company. Headquartered in Moline, Illinois.

Reece & Nichols Alliance, Inc. - Organized to provide residential real estate brokerage services. Incorporated in Kansas. Headquartered in Kansas City, Kansas.

Reece & Nichols Realtors, Inc. - Organized to provide residential real estate brokerage services. Incorporated in Kansas. Headquartered in Kansas City, Kansas.

Referral Company of North Carolina, Inc. - Organized to generate real estate sales from retired salespersons. Incorporated in North Carolina. Headquartered in Winston-Salem, North Carolina.

The Piedmont Triad Mortgage Group, LLC - Organized to provide mortgage brokerage and mortgage banking services. Organized in North Carolina. Headquartered in Winston-Salem, North Carolina.

The Referral Co. - Organized to generate real estate sales from retired salespersons of Iowa Realty Co., Inc. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

RHL Referral Company, LLC - Organized to generate real estate sales through referrals from retired agents. Organized in Arizona. Headquartered in Tucson, Arizona.

Roy H. Long Realty Company, Inc. - Organized to provide residential real estate brokerage services. Incorporated in Arizona. Headquartered in Tucson, Arizona.

San Diego PCRE, Inc. - Organized to provide administrative support to third party companies. Incorporated in California. Headquartered in San Diego, California.

Semonin Realtors, Inc. - Organized to provide real estate brokerage services. Incorporated in Delaware. Headquartered in Louisville, Kentucky.

Southwest Relocation, LLC - Organized to provide residential real estate brokerage services. Organized in Arizona. Headquartered in Tucson, Arizona.

The Escrow Firm, Inc. - Organized to provide closing and escrow services. Incorporated in California. Headquartered in San Diego, California.

TitleSouth, LLC - Organized to provide title insurance services. Organized in Alabama. Headquartered in Birmingham, Alabama.

Trinity Mortgage Partners, Inc. - Organized to provide mortgage brokerage services. Incorporated in Georgia. Headquartered in Atlanta, Georgia.

United Settlement Services, L.C. - Organized to provide title services. Organized in Iowa. Headquartered in West Des Moines, Iowa.

Woods Bros. Realty, Inc. - Organized to provide residential real estate brokerage services. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska.

b.	Less than 100% but greater than 10% owned by HomeServices of America, Inc.

Allied Title Services, LLC - Organized to provide title insurance services. Organized in Nebraska. Headquartered in Grand Island, Nebraska.

Caldwell Mill, LLP - Organized to develop property and sell lots for residential home construction. Organized in Alabama. Headquartered in Birmingham, Alabama.

California Title Company - Organized to provide title insurance services. Incorporated in California. Headquartered in Santa Ana, California.

Cornerstone Title Company, L.L.C. - Organized to provide title insurance services. Organized in Georgia. Headquartered in Atlanta, Georgia.

First Capital Enterprises, L.P. - Organized to provide mortgage services. Organized in California. Headquartered in Irvine, California.

First Capital Group, L.P. - Organized to provide mortgage brokerage and mortgage banking services. Organized in California. Headquartered in Irvine, California.

FMLC Mortgage, LLC - Organized to provide mortgage brokerage and mortgage banking services. Organized in Arizona. Headquartered in Tucson, Arizona.

HMSV-USB Lending, LLC - Organized to provide mortgage brokerage and mortgage banking services. Organized in Delaware. Headquartered in Bloomington, Minnesota.

HomeServices Lending, LLC - Organized to provide mortgage brokerage and mortgage banking services. Organized in Delaware. Headquartered in Des Moines, Iowa.

Iowa Title Linn County II, LLC - Organized to provide title services. Organized in Iowa. Headquartered in West Des Moines, Iowa.

Jenny Pruitt Insurance Services, LLC - Organized to provide insurance brokerage services. Organized in Georgia. Headquartered in Atlanta, Georgia.

Lincoln Title Company, LLC - Organized to provide title insurance services. Organized in Nebraska. Headquartered in Lincoln, Nebraska.

Long Title Agency, LLC - Organized to provide title insurance services. Organized in Arizona. Headquartered in Tucson, Arizona.

Meridian Title Services, LLC - Organized to provide title insurance services. Organized in Georgia. Headquartered in Atlanta, Georgia.

Pickford North County, LP - Organized to provide residential real estate brokerage services. Organized in California. Headquartered in San Diego, California.

Property I.D. Golden State, LLC - Organized to create real estate disclosure reports. Organized in California. Headquarters in San Diego, California.

Seward Title, LLC - Organized to provide title insurance services. Organized in Nebraska. Headquartered in Lincoln, Nebraska.

Seward Title, LLC - Organized to provide title insurance services. Organized in Nebraska. Headquartered in Lincoln, Nebraska.

Shelter Mortgage Company, L.L.C. - Organized to provide mortgage brokerage and mortgage banking services. Organized in Delaware. Headquartered in Brown Deer, Wisconsin.

TITLE INFO NOW, LLC - Organized to provide title insurance services. Organized in Minnesota. Headquartered in Edina, Minnesota.

Trinity Mortgage Affiliates - Organized to provide mortgage brokerage and mortgage banking services. Organized in Georgia. Headquartered in Atlanta, Georgia.

vii.	CE Generation, LLC (50% owned) - Organized as a holding company. Organized in Delaware. Headquartered in Omaha, Nebraska.

	a.	100% directly or indirectly owned by CE Generation, LLC (all of the following are headquartered in Omaha, Nebraska).

CalEnergy Operating Corporation - Provides operating and maintenance services for Imperial Valley Facilities; General Partner and 40% owner of Leathers, Del Ranch, & Elmore limited partnerships. Incorporated in Delaware.

California Energy Development Corporation - Managing general partner and 50% owner of Yuma Cogeneration Associates. Incorporated in Delaware.

California Energy Yuma Corporation - Organized as a holding company. Holds a 50% interest in Yuma Cogeneration Associates, a general partnership. Incorporated in Utah.

CE Salton Sea Inc. - Organized as a holding company. Incorporated in Delaware.

CE Texas Energy LLC - Owns CE Texas Gas LP. Organized in Delaware.

CE Texas Gas, LP - Owns contract rights. Organized in Delaware.

CE Texas Fuel, LLC - Organized as a holding company. Organized in Delaware.

CE Texas Pipeline, LLC - Organized as a holding company. Organized in Delaware.

CE Texas Power, LLC - Organized as a holding company. Organized in Delaware.

CE Texas Resources, LLC - Organized as a holding company. Organized in Delaware.

CE Turbo LLC - Owns Imperial Valley turbo-expander power project. Organized in Delaware.

Conejo Energy Company - Holding company owning 50% partnership interest - 40% General Partner and 10% limited partner in Del Ranch, L. P. Incorporated in California.

Del Ranch, L. P. - Owns Del Ranch (Hoch) project in the Salton Sea. Organized in California.

Desert Valley Company - Operates monofill for Imperial Valley operations. Incorporated in California.

Elmore, L.P. - Owns Elmore project in the Salton Sea. Organized in California.

Falcon Power Operating Company - Organized to provide operation and maintenance services for cogeneration facilities. Incorporated in Texas.

Falcon Seaboard Oil Company - Holds 100% interest in Power Resources, Ltd. Incorporated in Texas.

Falcon Seaboard Pipeline Corporation - Holds 100% interest in Big Springs Pipeline Company. Incorporated in Texas.

Falcon Seaboard Power Corporation - Holds 100% interest in SECI Holdings, Inc., Falcon Power Operating Company and NorCon Holdings, Inc. Incorporated in Texas.

Fish Lake Power LLC - Owns a 1% interest in Salton Sea Unit IV. Organized in Delaware.

FSRI Holdings, Inc. - Organized as a holding company. Incorporated in Texas.

Imperial Magma LLC - Owns resource rights and real property in the Imperial Valley. Organized in Delaware.

Leathers, L.P. - Owns Leathers project in the Salton Sea. Organized in California.

Magma Land Company I - Holds mineral interests and brine rights for Salton Sea Projects. Incorporated in Nevada.

Magma Power Company - Organized as a holding company. Owns several operating subsidiaries. Incorporated in Nevada.

Niguel Energy Company - Holding company owning 50% partnership interest (40% General Partner and 10% Limited Partner) in Elmore, L. P. Incorporated in California.

Power Resources, Ltd. - Organized to own and operate a gas-fired cogeneration facility. Organized as a limited partnership in Texas.

Salton Sea Brine Processing L. P. - Owns 99% limited partnership interest in Salton Sea Power Generation, L.P. Organized in California.

Salton Sea Funding Corporation - Organized to provide financing for Salton Sea Projects. Incorporated in Delaware.

Salton Sea Power Company - Organized as a holding company. 1% General Partner Interest, Salton Sea Power Generation, L. P. and Salton Sea Brine Processing, L. P. Incorporated in Nevada.

Salton Sea Power Generation L. P. - Owns Units 1, 2 & 3 & part of Unit 4 at Salton Sea. Organized in California.

Salton Sea Power L.L.C. - Owns Salton Sea Unit 5. Organized in Delaware.

Salton Sea Royalty LLC - Owns rights to royalty payments. Organized in Delaware.

San Felipe Energy Company - Holding company owning 50% partnership interest (40% General Partner and 10% Limited Partner) in Leathers, L. P. Incorporated in California.

Saranac Energy Company, Inc. - Organized to own an interest in the project company for the Saranac cogeneration facility in Plattsburgh, NY. Incorporated in Delaware

SECI Holdings, Inc. - Holding company for Saranac Energy Company. Incorporated in Delaware.

VPC Geothermal LLC - Owns 50% of Vulcan/BN Geothermal Power Company. Organized in Delaware.

Vulcan Power Company - Organized as a holding company. Owns 50% of Vulcan/BN Geothermal Power Company. Incorporated in Nevada.

Vulcan/BN Geothermal Power Company - Owner of Vulcan Project in the Imperial Valley. Organized in Nevada.

Yuma Cogeneration Associates - Owner of the Yuma cogeneration natural gas-fired project in Arizona. Organized as a general partnership in Arizona.

	b.	Less than 100% but greater than 10% owned by CE Generation, LLC

North Country Gas Pipeline Corporation - Organized to construct, own and operate a gas pipeline to primarily transport fuel to Saranac. Incorporated in New York. Headquartered in Omaha, Nebraska.

Saranac Power Partners, L. P. - Organized to construct, own and operate a natural gas-fired cogeneration facility in Plattsburgh, NY and to own North County Gas Pipeline Corporation. Organized in Delaware. Headquartered in Omaha, Nebraska.

viii.		Other MidAmerican Energy Holdings Company Related Entities:

	a.	100% directly or indirectly owned by MidAmerican Energy Holdings Company (unless otherwise indicated, all of the following are headquartered in Omaha, Nebraska).

American Pacific Finance Company - Organized as a captive finance company. Incorporated in Delaware.

CalEnergy Capital Trust II - Organized to provide financing. Organized in Delaware.

CalEnergy Capital Trust III - Organized to provide financing. Organized in Delaware.

CalEnergy Company, Inc. - Organized to develop projects in the United States. Incorporated in Delaware.

CalEnergy Generation Operating Company - Organized to manage and operate power projects in the United States. Incorporated in Delaware.

CalEnergy Holdings, Inc. - Organized as a holding company. Incorporated in Delaware.

CalEnergy International Ltd. - Organized to develop projects outside the United States. Organized in Bermuda.

CalEnergy Investments C.V. - Organized as a financing entity. Organized as a general partnership in the Netherlands.

CalEnergy Minerals, LLC - Organized to own the Salton Sea zinc recovery project. Organized in Delaware.

CalEnergy Minerals Development LLC - Owns interest in minerals projects. Organized in Delaware.

CalEnergy Pacific Holdings Corp. - Holding company which owns shares of CE International (Bermuda) Ltd. and CE Casecnan Ltd. Incorporated in Delaware.

CalEnergy U.K. Inc. - Owner of shares of CE Electric UK Funding Company. Incorporated in Delaware.

CE Casecnan Water and Energy Company, Inc. - Organized to develop and operate a hydroelectric power plant in Luzon, Philippines. Incorporated in Philippines. Headquartered in Manila, Philippines.

CE Casecnan Ltd. - Holding company which owns interest in CE Casecnan Water & Energy Company, Inc. Organized in Bermuda. Headquartered in Manila, Philippines.

CE Casecnan II, Inc. - Holds interest in CE Casecnan Water and Energy Company, Inc. Incorporated in Philippines. Headquartered in Manila, Philippines.

CE Cebu Geothermal Power Company, Inc. - Project company for the Upper Mahiao project, on the island of Leyte, Philippines. Incorporated in Philippines. Headquartered in Manila, Philippines.

CE Electric, Inc. - Owner of shares of CE Electric UK Holdings. Incorporated in Delaware.

CE Electric (NY), Inc. - Organized as a holding company. Incorporated in New York.

CE Exploration Company - Exploration subsidiary with leaseholds in Oregon, Washington and Northern California. Incorporated in Delaware.

CE Geothermal, Inc. - Owns Intermountain Geothermal Company. Incorporated in Delaware.

CE Geothermal LLC - Organized to invest in nonregulated generation facilities. Organized in Delaware.

CE Insurance Services Limited - Organized as a captive insurance company. Organized in the Isle of Man. Headquartered in Newcastle, United Kingdom.

CE International Investments, Inc. - Holding company for projects outside the United States. Incorporated in Delaware.

CE Mahanagdong Ltd. - Organized as a holding company. Organized in Bermuda. Headquartered in Manila, Philippines.

CE Mahanagdong II, Inc. - Holds interest in CE Luzon Geothermal Power Company, Inc. Incorporated in Philippines. Headquartered in Manila, Philippines.

CE Obsidian Energy LLC - Organized to develop, own and operate a geothermal power plant in the Salton Sea. Organized in Delaware.

CE Obsidian Holding LLC - Organized as a holding company. Organized in Delaware.

CE Philippines Ltd. - Organized as a holding company. Organized in Bermuda. Headquartered in Manila, Philippines.

CE Philippines II, Inc. - Holds interest in CE Cebu Geothermal Power Company Inc. Organized in Philippines. Headquartered in Manila, Philippines.

CE Power, Inc. - Owner of shares of CE Electric UK Funding Company. Incorporated in Delaware.

CE Power, LLC - Organized to invest in nonregulated generation facilities. Organized in Delaware.

CE Resource, LLC - Organized to invest in nonregulated generation facilities. Organized in Delaware.

Cordova Energy Company, LLC - Organized to own and operate a gas fired cogeneration facility. Organized in Delaware. Headquartered in Des Moines, Iowa.

Cordova Funding Corporation - Organized to provide financing for an independent power project. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

Intermountain Geothermal Company - Owner of 70% interest in the Roosevelt Hot Springs geothermal field in Utah. Incorporated in Delaware.

Kern River Funding Corporation - Issue senior secured notes and loan proceeds to Kern River Gas Transmission Company. Incorporated in Delaware.

Kern River Gas Transmission Company - Natural gas pipeline transmission company. Organized as a general partnership in Texas.

KR Acquisition 1, LLC - Holds a 50% general partnership interest in Kern River Gas Transmission Company. Organized in Delaware.

KR Acquisition 2, LLC - Holds a 50% general partnership interest in Kern River Gas Transmission Company. Organized in Delaware.

KR Holding, LLC - Organized as a holding company. Organized in Delaware.

Magma Netherlands B.V. - Holds interest in Visayas Geothermal Power Company. Organized in the Netherlands.

MEHC Investment, Inc. - Organized to own investments. Organized in Delaware.

MidAmerican Capital Trust I - Organized to provide financing. Organized in Delaware.

MidAmerican Capital Trust II - Organized to provide financing. Organized in Delaware.

MidAmerican Capital Trust III - Organized to provide financing. Organized in Delaware.

MidAmerican Energy Machining Services, LLC - Manufactures natural gas meter related products. Organized in Delaware.

NNGC Acquisition, LLC - Organized as a holding company. Organized in Delaware.

Northern Natural Gas Company - Operates an interstate pipeline. Incorporated in Delaware.

Quad Cities Energy Company - Organized to invest in nonregulated generation facilities. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

Salton Sea Minerals Corp. - Owns indirect interest in a zinc recovery project. Incorporated in Delaware.

Tongonan Power Investment, Inc. - Holds a partnership interest in Visayas Geothermal Power Company. Incorporated in Philippines. Headquartered in Manila, Philippines.

Visayas Geothermal Power Company - Project company for the Malitbog project, on the island of Leyte, Philippines. Organized as a general partnership in Philippines. Headquartered in Manila, Philippines.

b.	Less than 100% but greater than 10% owned by MidAmerican Energy Holdings Company

CE Luzon Geothermal Power Company, Inc. - Project company for the Mahanagdong project located on the island of Leyte, Philippines. Incorporated in Philippines. Headquartered in Manila, Philippines.

D.	Inactive Subsidiaries

Alaska Gas Transmission Company, LLC - Organized in Delaware.
Allerton Capital, Ltd. - Organized in Iowa.
American Pacific Finance Company II - Incorporated in California.
Avonmouth CHP Limited - Organized in England.
Big Spring Pipeline Company - Incorporated in Texas.
CalEnergy Capital Trust - Organized in Delaware.
CalEnergy Capital Trust IV - Organized in Delaware.
CalEnergy Capital Trust V - Organized in Delaware.
CalEnergy Capital Trust VI - Organized in Delaware.
CalEnergy Europe Ltd. - Organized in England.
CalEnergy Imperial Valley Company, Inc. - Incorporated in Delaware.
CalEnergy International, Inc. - Incorporated in Delaware.
CalEnergy Power Ltd. - Organized in England.
California Energy Management Company - Incorporated in Delaware.
CE Administrative Services, Inc. - Incorporated in Delaware.
CE Asia Ltd. - Organized in Bermuda.
CE Bali, Ltd. - Organized in Bermuda.
CE (Bermuda) Financing Ltd. - Organized in Bermuda.
CE Indonesia Geothermal, Inc. - Incorporated in Delaware.
CE Indonesia Ltd. - Organized in Bermuda.
CE International (Bermuda) Ltd - Organized in Bermuda.
CE Singapore Ltd. - Organized in Bermuda.
CE/TA LLC - Organized in Delaware.
DCCO Inc. - Incorporated in Minnesota.
Edina Realty Referral Network, Inc. - Incorporated in Minnesota.
Edina Realty Relocation, Inc. - Incorporated in Minnesota.
Electricity North Ltd. - Organized in England.
FFR, Inc. - Organized in Iowa.
For Rent, Inc. - Incorporated in Arizona.
Gas UK Ltd. - Organized in England.
Gilbert/CBE L. P. - Organized in Nebraska.
HomeServices of Nevada, Inc. - Incorporated in Delaware.
Integrated Utility Services (UK) Ltd. - Organized in England.
InterCoast Power Marketing Company - Incorporated in Delaware.
InterCoast Sierra Power Company - Incorporated in Delaware.
IUS Ltd. - Organized in England.
J.P. & A., Inc. - Incorporated in Georgia.
LW Technical (Northern) Ltd. - Organized in England.
Magma/Geo-83 JV (GP) - Organized in California.
MEHC Alaska Holding 1, LLC - Organized in Delaware.
MEHC Alaska Holding 2, LLC - Organized in Delaware.
MidAmerican Commercial Real Estate Services, Inc. - Incorporated in Kansas.
MidAmerican Energy Financing I - Organized in Delaware.
MidAmerican Energy Financing II - Organized in Delaware.
MidAmerican Transmission, LLC - Organized in Delaware.
Midwest Gas Company - Incorporated in Iowa.
NEDL Ltd. - Organized in England.
Neptune Power Ltd. - Organized in England.

NorCon Holdings, Inc. - Incorporated in Delaware.
Northern Aurora, Inc. - Incorporated in Delaware.
Northern Aurora Limited - Organized in England.
Northern Consolidated Power, Inc. - Incorporated in Delaware.
Northern Electric Retail Limited - Organized in England.
Northern Electric Share Scheme Trustee Ltd. - Organized in England.
Northern Electrics Ltd. - Organized in England.
Northern Energy Distribution Ltd. - Organized in England.
Northern Metering Services Limited - Organized in England.
Northern Power Distribution Ltd. - Organized in England.
Northern Tracing & Collection Services Limited - Organized in England.
Northern Utility Services Limited - Organized in England.
Ormoc Cebu LTD - Organized in Bermuda.
Plaza Mortgage Services, LLC - Organized in Kansas.
Real Estate Referral Network, Inc. - Incorporated in Nebraska.
Ryhope Road Developments Ltd - Organized in England.
Slupo I B.V. - Incorporated in Netherlands.
UK Distribution Limited - Organized in England.
YEDL Limited - Organized in England.

2.
A brief description of the properties of the claimant and each of its subsidiary public utility companies. In this Form U-3A-2, references to kV means kilovolts, MW means megawatts, MMBtus means million British thermal units, kWh means kilowatt hours and EWG means exempt wholesale generator.

	A.	MidAmerican Energy Holdings Company is the holding company for MidAmerican Funding, LLC and various nonregulated businesses. MidAmerican Energy Holdings Company owns no physical utility property.

MidAmerican Funding, LLC is the holding company for MHC Inc. and owns no physical utility property.

MHC Inc. is the direct holding company for MidAmerican Energy and various nonregulated businesses. MHC Inc. owns no physical utility property.

B.
MidAmerican Energy is a regulated public utility company, incorporated in the State of Iowa. MidAmerican Energy is primarily engaged in the business of generating, transmitting, distributing and selling electric energy and distributing, selling and transporting natural gas. MidAmerican Energy owns intrastate natural gas transmission lines that do not constitute a material portion of the overall distribution system; as such these lines are classified as distribution lines for accounting purposes.

MidAmerican Energy’s utility service territory spans the State of Iowa, serving most of its larger cities as well as areas of Illinois, South Dakota, and Nebraska. MidAmerican Energy provides retail electric service to 694,000 customers in Iowa, Illinois, and South Dakota and retail natural gas service to 671,000 customers in Iowa, Illinois, South Dakota, and Nebraska.

i.	ELECTRIC OPERATIONS

MidAmerican Energy's transmission lines, operating from 161,000 to 345,000 volts, totaled 2,046 circuit miles at December 31, 2004 (1,845 miles are located in Iowa). MidAmerican Energy owned 347 distribution substations (308 are located in Iowa), 5 transmission substations (5 in Iowa) and 35 transmission /distribution/generation substations (31 in Iowa) at December 31, 2004.

MidAmerican Energy owns or connects with electric transmission lines which deliver electric energy at or near the Iowa state border at the following interconnecting points:

	1.	161 kV interconnection near Creston, Iowa with Western Area Power Administration;
	2.	161 kV interconnection near Clarinda, Iowa with Aquila Networks;
	3.	345 and 161 kV interconnections at Council Bluffs, Iowa with Omaha Public Power District;
	4.	345 and 161 kV interconnections at Sioux City, Iowa with Omaha Public Power District;
	5.	69 kV interconnection at Hamburg, Iowa with Associated Electric Cooperative, Inc.;
	6.	345 kV interconnections near Hills, Iowa and near Haskins, Iowa with AmerenUE;
	7.	345 kV interconnection at Sioux City, Iowa with Nebraska Public Power District;
	8.	345 kV interconnection at Cooper Nuclear Station near Brownville, Nebraska, with Nebraska Public Power District;
	9.	345 kV interconnection near Lakefield Junction, Minnesota, with Interstate Power and Light Company;
	10.	345 and 161 kV interconnections near Sioux City, Iowa with Western Area Power Administration;
	11.	two 345 kV interconnections at Quad Cities Station near Cordova, Illinois, with Commonwealth Edison Company and Interstate Power Company;
	12.	161 kV interconnection near Galesburg, Illinois, with Ameren IP; and
	13.	161 kV interconnection near Camanche, Iowa, with Interstate Power and Light Company.

MidAmerican Energy owns or connects with the following transmission lines at or near the Iowa state border in order to serve its electric customers:

1.	two 69 kV transmission lines near McCook Lake, South Dakota;

2.	one 69 kV transmission line near Alcester, South Dakota;

3.	one 161 kV transmission line near Rock Island, Illinois;

4.	one 161 kV transmission line in East Moline, Illinois;

5.	one 69 kV transmission line in or near Port Bryan and Cordova, Illinois;

6.	two 69 kV transmission lines in East Moline, Illinois;

7.	two 69 kV transmission lines in Moline, Illinois; and

8.	one 69 kV transmission line in Rock Island, Illinois.

Electric generating facilities at December 31, 2004 consisted of the following. The net accredited generating capacity, along with the participation purchases and sales, net, are shown for the summer 2004 accreditation. Capability for jointly owned units is indicative of MidAmerican Energy’s share of the unit total.

			Accredited
	Percent		Generating
Plant	Ownership	Fuel	Capability (MW)
Steam Electric Generating Plants:
Iowa
Council Bluffs Energy Center
Unit No. 1	100.0%	Coal	45
Unit No. 2	100.0	Coal	88
Unit No. 3 (jointly owned)	79.1	Coal	546
George Neal Station
Unit No. 1	100.0	Coal	135
Unit No. 2	100.0	Coal	300
Unit No. 3 (jointly owned)	72.0	Coal	371
Unit No. 4 (jointly owned)	40.6	Coal	261
Louisa Unit (jointly owned)	88.0	Coal	616
Ottumwa Unit (jointly owned)	52.0	Coal	372
Riverside Station
Unit No. 3	100.0	Coal	5
Unit No. 5	100.0	Coal	130
Total Steam Electric Generating Plants			2,869

			Accredited
	Percent		Generating
Plant	Ownership	Fuel	Capability (MW)
Combustion turbines:
Iowa
Coralville - 4 units	100.0	Gas/Oil	64
Electrifarm - 3 units	100.0	Gas/Oil	200
Greater Des Moines Energy Center - 2 units (a)	100.0	Gas	327
Parr - 2 units	100.0	Gas/Oil	32
Pleasant Hill Energy Center - 3 units	100.0	Gas/Oil	163
River Hills Energy Center - 8 units	100.0	Gas/Oil	118
Sycamore Energy Center - 2 units	100.0	Gas/Oil	148
Illinois
Moline - 4 units	100.0	Gas/Oil	64
Total Combustion Turbines			1,116

Nuclear:
Illinois
Quad Cities Station
Unit No. 1 (jointly owned)	25.0	Nuclear	218
Unit No. 2 (jointly owned)	25.0	Nuclear	219
Total Nuclear			437

Hydro:
Illinois
Moline - 4 units	100.0	Water	3
Wind:
Iowa
Intrepid (b)	100.0	-	-
Portable Power Modules - 28 units	100.0	Oil	56
Accredited Generating Capacity			4,481
Participation Purchases and (Sales), Net			416
Total Net Accredited Generating Capability			4,897

(a)	The combined cycle phase of the Greater Des Moines Energy Center was placed into service in December 2004 and is expected to add an additional 190 MW of accredited capacity.

(b)	The Intrepid Wind facility was placed into service in December 2004 and is expected to add an additional 27 MW of accredited capacity.

ii.	GAS OPERATIONS

MidAmerican Energy serves customers in Iowa, Illinois, South Dakota, and Nebraska. MidAmerican Energy is responsible for the procurement, transportation, storage and distribution of natural gas. Natural gas is procured from various suppliers and transported by Northern Natural Gas Co., an affiliate of MidAmerican Energy, Natural Gas Pipeline Co. of America, Northern Border Pipeline Company and ANR Pipeline Co. to MidAmerican Energy’s service territory. The gas is stored in various storage facilities to manage fluctuation in system demand and seasonal pricing. MidAmerican Energy's highest peak-day delivery was 1,143,026 MMBtus on February 2, 1996.

MidAmerican Energy serves customers in Iowa, Illinois, South Dakota, and Nebraska. MidAmerican Energy is responsible for the procurement, transportation, storage and distribution of natural gas. Natural gas is procured from various suppliers and transported by Northern Natural Gas Co., an affiliate of MidAmerican Energy, Natural Gas Pipeline Co. of America, Northern Border Pipeline Company and ANR Pipeline Co. to MidAmerican Energy’s service territory. The gas is stored in various storage facilities to manage fluctuation in system demand and seasonal pricing. MidAmerican Energy's highest peak-day delivery was 1,143,026 MMBtus on February 2, 1996.

Natural gas is distributed through 21,548 miles of distribution mains and services of which 16,820 miles are located in Iowa, 2,111 miles in Illinois, 2,466 miles in South Dakota and 151 miles in Nebraska.

Other natural gas property owned includes: three liquefied natural gas plants located in Bettendorf, Iowa, Waterloo, Iowa, and Des Moines, Iowa with 134,200 MMBtu maximum daily delivery capacity and two propane-air gas peak shaving plants located in Sioux City, Iowa and Des Moines, Iowa, with a total maximum daily delivery capacity of 59,000 MMBtu.

3.	The following information, along with additional data, provides the electric and natural gas data for MidAmerican Energy for the year ended December 31, 2004.

	a.	(1)	Volumes of kWh of electric energy sold and related revenues (in thousands):

	Volumes Sold	Revenues From Sales
Retail	21,087,680	$1,195,312
Wholesale	11,682,004	295,105
Total	32,769,684	$1,490,417

(2)	Volumes of MMBtu of natural gas distributed and related revenues (in thousands):

	Volumes Sold	Revenues From Sales
Retail	108,332	$917,720
Wholesale	70,058	220,767
Total	178,390	$1,138,487

b.	(1)	Outside of the state of incorporation of exempt holding company, the volumes of kWh of electric energy sold and related revenues at retail in (a) above (in thousands):

		Retail Revenues
	Volumes Sold	From Sales
Illinois	4,359,694	$195,486
South Dakota	174,956	9,078
Michigan	2,841	(126)
Ohio	395,345	7,560
Total	4,932,836	$211,998

(2)	Outside of the state of incorporation of exempt holding company, the volumes of MMBtu of natural gas sold and related revenues at retail in (a) above (in thousands):

		Retail Revenues
	Volumes Sold	From Sales
Illinois	14,760	$115,379
South Dakota	10,030	90,126
Nebraska	737	6,440
Michigan	117	766
Ohio	543	3,951
Total	26,187	$216,662

c.	(1)	Outside the state of incorporation of exempt holding company or at the state line, volumes of KWh of electric energy sold at wholesale in (a) above: None.

Outside the state of incorporation of exempt holding company, the volumes of KWh of electric energy sold at wholesale excludes the following sales for resale transactions originating within the state to purchasers outside the state and related revenues (in thousands):

	Volumes Sold	Revenues From Sales
Illinois	2,497,130	$1,681
Michigan	5,536	302
Ohio	262,108	699
Total	2,764,774	$2,682

(2)	Outside the state of incorporation of exempt holding company, the volumes of MMBtu of natural gas sales for resale transactions and related revenues at wholesale in (a) above (in thousands):

	Volumes Sold	Revenues From Sales
Canada	-	$(44)
Illinois	25,705	122,285
Kansas	2,441	(30,271)
Louisiana	70	6
Michigan	-	(310)
Minnesota	2,554	13,835
Ohio	19	(3,574)
Oklahoma	658	(23,637)
Texas	2,803	17,932
Total	34,250	$96,222

d.	(1)	Number of kWh of electric energy purchased outside of the state of incorporation, or at the state line (in thousands):

Illinois	4,717,198
Ohio	237,350
Total	4,954,548

(2)	Number of MMBtu of natural gas purchased outside of the state of incorporation, or at the state line (in thousands):

Canada	7
Arkansas	1,196
Illinois	14,966
Kansas	34,523
Louisiana	198
Michigan	192
Minnesota	3,375
Nebraska	1,754
Ohio	1,128
Oklahoma	14,978
South Dakota	2,035
Texas	10,962
Total	85,314

e.	Additional Data:

(1)	Electric operating revenues (dollars in thousands):

Iowa	83.6%	$1,269,780
Outside of Iowa	16.4%	248,364
Total	100.0%	$1,518,144

(2)	Natural gas operating revenues (dollars in thousands):

Iowa	83.0%	$968,209
Outside of Iowa	17.0%	198,314
Total	100.0%	$1,166,523

(3)	Total average electric customers:

Iowa	87.1%	604,425
Outside of Iowa	12.9%	89,528
Total	100.0%	693,953

(4)	Total average natural gas customers:

Iowa	78.3%	525,141
Outside of Iowa	21.7%	145,903
Total	100.0%	671,044

(5)	Net utility plant - electric (dollars in thousands):

Iowa	89.4%	$2,912,400
Outside of Iowa	10.6%	332,090
Total	100.0%	$3,244,490

(6)	Net utility plant - gas (dollars in thousands):

Iowa	77.4%	$494,197
Outside of Iowa	22.6%	129,752
Total	100.0%	$632,949

4.	The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company.

	a.	Name, location, business address and description of the facilities used by the EWG or foreign utility company:

		(1)	Name:	CE Casecnan Water and Energy Company, Inc.
			Location:	On the Island of Luzon, Philippines
			Business Address:	24th Floor, 6750 Building
6750 Ayala Avenue
Makati, Metro Manila, Philippines

Description:

This facility consists of a multipurpose irrigation and hydroelectric power facility with a rated capacity of approximately 150 MW, consisting of two Francis-type turbines, located on the island of Luzon in the Republic of the Philippines. CE Casecnan Water and Energy Company, Inc. sells the full energy output of the facility to the Philippine National Irrigation Administration (“NIA”). NIA in turn sells the energy to the National Power Corporation (“NAPOCOR”). NIA, at its own cost and expense, caused NAPOCOR to construct, install, connect and maintain the required transmission line between the facility’s powerhouse and NAPOCOR’s Luzon grid.

(2)	Name:	CE Cebu Geothermal Power Company, Inc.
	Location:	On the Island of Leyte, Philippines
	Business Address:	24th Floor, 6750 Building
6750 Ayala Avenue
Makati, Metro Manila, Philippines
Description:

This facility consists of four geothermal combined cycle units, with an aggregate rated capacity of 119 MW (each consisting of a back pressure turbine and three binary turbo-chargers and associated generators and two binary turbo-chargers and associated generators). The facilities are located on the island of Leyte, Republic of the Philippines. CE Cebu Geothermal Power Company, Inc. sells the full energy output of the facilities to the Philippine National Oil Company-Energy Development Corporation (“PNOC-EDC”). PNOC-EDC in turn sells the energy to NAPOCOR which delivers power from the facilities to the island of Cebu by means of its own transmission facilities.

(3)	Name:	CE Luzon Geothermal Power Company, Inc.
	Location:	On the Island of Leyte, Philippines
	Business Address:	24th Floor, 6750 Building
6750 Ayala Avenue
Makati, Metro Manila, Philippines
Description:

This facility consists of two geothermal power plants on two adjacent sites, Mahanagdong A and Mahanagdong B, with an aggregate rated capacity of approximately 155 MW. Mahanagdong A consists of two 60 MW turbine/generators powered by geothermal steam and Mahanagdong B consists of one 60 MW turbine/generator powered by geothermal steam. The facilities are located on the island of Leyte in the Republic of the Philippines. CE Luzon Geothermal Power Company, Inc. sells the full energy output of the facilities to PNOC-EDC. PNOC-EDC in turn sells the energy to NAPOCOR which delivers power to the island of Luzon by means of its own transmission facilities.

(4)	Name:	Northern Electric Distribution Limited
	Location:	Newcastle, England
	Business Address:	Lloyds Court
78 Grey Street
Newcastle upon Tyne
United Kingdom NE1 6AF

Description:

Northern Electric Distribution Limited is the holder of an England distribution license for the distribution of electricity in the North East of England.

(5)	Name:	Yorkshire Electricity Distribution plc
	Location:	Newcastle, England
	Business Address:	Lloyds Court
78 Grey Street
Newcastle upon Tyne
United Kingdom NE1 6AF

Description:

Yorkshire Electricity Distribution plc is the holder of an England distribution license for the distribution of electricity in Yorkshire, England.

(6)	Name:	Visayas Geothermal Power Company
	Location:	On the Island of Leyte, Philippines
	Business Address:	24th Floor, 6750 Building
6750 Ayala Avenue
Makati, Metro Manila, Philippines

Description:

These facilities consist of three generating units, with an aggregate rated capacity of 216 MW, located on the island of Leyte in the Republic of the Philippines. Each generating unit consists of one turbine/generator set. Visayas Geothermal Power Company sells the full energy output of the facilities to PNOC-EDC. PNOC-EDC in turn sells the energy to NAPOCOR which delivers power from one of the power plant’s units to the island of Cebu and the power from the other two units of the power plant to the island of Luzon, in each case by means of its own transmission facilities.

(7)	Name:	Cordova Energy Company, LLC
	Location:	Cordova, Illinois
	Business Address:	24712 192 Ave. N
Cordova, Illinois 61242

Description:

This facility consists of a 537 MW gas-fired power plant in the Quad Cities, Illinois area. Cordova Energy Company, LLC (“Cordova Energy”) has entered into a power purchase agreement with a unit of El Paso Energy Corporation (“El Paso”) under which El Paso will purchase all of the capacity and energy from the project until December 31, 2019. The contract year under the power purchase agreement extends from May 15th in a year to May 14th in the subsequent year. For each contrac year, Cordova Energy has an option to recall from El Paso 50% of the output of the project, reducing El Paso’s purchase obligation to 50% of the output during such contract year. Cordova Energy exercised such option for the contract year ended May 14, 2004, and the recalled output was sold to MidAmerican Energy. Cordova Energy did not exercise the recall option for the contract year which commenced on May 15, 2004, and El Paso is required to purchase 100% of the capacity and energy from the project for the current contract year and, subject to future exercises of the recall option, for the remainder of the term of the power purchase agreement.

(8)	Name:	Power Resources, Ltd.
	Location:	Big Springs, Texas
	Business Address:	500 Refinery Road
Big Springs, Texas 79720

Description:

This facility consists of a 212 net MW natural gas-fired cogeneration project in Big Springs, Texas. On August 5, 2003, Power Resources entered into a Tolling Agreement with ONEOK Energy, Marketing and Trading Company, L.P. (“ONEOK”). The agreement commenced October 1, 2003 and expires December 31, 2005. Under the terms of the agreement, Power Resources, Ltd., as an EWG, sells its energy and capacity to ONEOK for a fixed amount per kW-month plus a variable operating and maintenance fee per MWh. In addition, ONEOK pays annual turbine start-up costs.

b.	Name of each system company that holds an interest in such EWG or foreign utility company:

	(1)	CalEnergy Investments C.V.
	(2)	CalEnergy Pacific Holdings Corporation
	(3)	CalEnergy UK Inc.
	(4)	CE Casecnan Ltd.
	(5)	CE Casecnan II, Inc.
	(6)	CE Casecnan Water & Energy Company, Inc.
	(7)	CE Cebu Geothermal Power Company, Inc.
	(8)	CE Electric (NY), Inc.
	(9)	CE Electric Inc.
	(10)	CE Electric UK Funding Company
	(11)	CE Electric UK Holdings
	(12)	CE Electric UK Ltd.
	(13)	CE Generation, LLC
	(14)	CE International Investments, Inc.
	(15)	CE Luzon Geothermal Power Company, Inc.
	(16)	CE Mahanagdong Ltd.
	(17)	CE Mahanagdong II, Inc.
	(18)	CE Philippines Ltd.
	(19)	CE Philippines II, Inc.
	(20)	CE Power Inc.
	(21)	CE Texas Resources, LLC
	(22)	CE Texas Power, LLC
	(23)	Cordova Energy Company, LLC
	(24)	Cordova Funding Corporation
	(25)	Falcon Seaboard Oil Company
	(26)	FSRI Holdings, Inc.
	(27)	Magma Netherlands B.V.
	(28)	MidAmerican Energy Holdings Company
	(29)	Northern Electric Distribution Limited
	(30)	Northern Electric plc
	(31)	Power Resources, Ltd.
	(32)	Quad Cities Energy Company
	(33)	Tongonan Power Investments, Inc.
	(34)	Visayas Geothermal Power Company
	(35)	Yorkshire Electricity Group plc
	(36)	Yorkshire Holdings plc
	(37)	Yorkshire Power Group Limited

c.
Type and amount of capital invested, directly or indirectly, or any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company (in thousands):

	(1)	CE Casecnan Water and Energy Company, Inc.

Capital invested	$237,399
Recourse obligations	$0

(2)	CE Cebu Geothermal Power Company Inc.

Capital invested	$71,720
Recourse obligations	$10,711

(3)	CE Luzon Geothermal Power Company Inc.

Capital invested	$47,505
Recourse obligations	$14,735

(4)	Northern Electric Distribution Limited

Capital invested	$623,786
Recourse obligations	$0

(5)	Yorkshire Electricity Distribution plc

Capital invested	$884,933
Recourse obligations	$0

(6)	Visayas Geothermal Power Company

Capital invested	$60,932
Recourse obligations	$19,191

(7)	Cordova Energy Company, LLC

Capital invested	$51,736
Recourse obligations	$49,983

(8)	Power Resources, Ltd.

Capital invested	$16,336
Recourse obligations	$0

d.	Capitalization and earnings of the EWG or foreign utility company during the reporting period (in thousands):

	(1)	CE Casecnan Water and Energy Company, Inc.

Capitalization	$434,497
Earnings	$45,302

(2)	CE Cebu Geothermal Power Company Inc.

Capitalization	$95,973
Earnings	$9,053

(3)	CE Luzon Geothermal Power Company Inc.

Capitalization	$113,708
Earnings	$24,862

(4)	Northern Electric Distribution Limited

Capitalization	$1,004,118
Earnings	$126,156

(5)	Yorkshire Electricity Distribution plc

Capitalization	$1,264,438
Earnings	$156,362

(6)	Visayas Geothermal Power Company

Capitalization	$79,378
Earnings	$23,849

(7)	Cordova Energy Company, LLC

Capitalization	$258,399
Earnings	$1,568

(8)	Power Resources, Ltd.

Capitalization	$32,671
Earnings	$(58,042)

e.	Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company:

MidAmerican Energy had an agreement with Cordova Energy Company LLC, an indirect subsidiary of MidAmerican Energy Holdings Company, to purchase electric capacity and energy from a gas-fired combined cycle generation plant which started commercial operation in June 2001. The agreement, which terminated in May 2004, provided for MidAmerican Energy to purchase up to 50% of the net capacity of the plant and to supply the fuel stock required to generate the energy purchased.

Exhibit A

Exhibit A-1, pages 1 through 6, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of MidAmerican Energy Holdings Company and its subsidiaries as of and for the year ended December 31, 2004.

Exhibit A-2, pages 1 through 18, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of MidAmerican Funding, LLC and its subsidiaries (including MHC Inc.) as of and for the year ended December 31, 2004.

Exhibit A-3, pages 1 through 12, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of CE Electric UK Funding Company and its subsidiaries as of and for the year ended December 31, 2004.

Exhibit A-4, pages 1 through 4, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of KR Holding, LLC and its subsidiaries as of and for the year ended December 31, 2004.

Exhibit A-5, pages 1 through 3, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of NNGC Acquisition, LLC and its subsidiaries as of and for the year ended December 31, 2004.

Exhibit A-6, pages 1 through 45, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of HomeServices of America, Inc and its subsidiaries as of and for the year ended December 31, 2004.

Exhibit A-7, pages 1 through 3, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of MidAmerican Energy Holdings Company’s domestic subsidiaries as of and for the year ended December 31, 2004.

Exhibit A-8, pages 1 through 6, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of MidAmerican Energy Holdings Company’s Philippine subsidiaries as of and for the year ended December 31, 2004.

Exhibit A-9 lists the remaining active subsidiaries that are not included in the consolidating statements of income or balance sheets and retained earnings on Exhibits A-1 through A-8.

Exhibit A is filed confidentially pursuant to Rule 104 under the Public Utility Holding Company Act of 1935, as amended.

Exhibit B

A listing showing foreign utility companies and EWGs owned by claimants.

Each of the above named claimants has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2005.

MidAmerican Energy Holdings Company

By /s/ Patrick J. Goodman
Patrick J. Goodman
Senior Vice President and
Chief Financial Officer

Attest:

/s/ Paul J. Leighton
Paul J. Leighton
Vice President, Assistant General Counsel
and Assistant Corporate Secretary

All notices and correspondence concerning this statement should be addressed to:

Paul J. Leighton
Assistant General Counsel
MidAmerican Energy Holdings Company
P. O. Box 657
Des Moines, IA 50303-0657

MIDAMERICAN ENERGY HOLDINGS COMPANY
FORM U-3A-2
EXHIBIT B

1.	CE Power Inc, CE Electric Inc. and CalEnergy UK Inc. (each 100% owned by MidAmerican Energy Holdings Company “MEHC”))
	A.	CE Electric UK Funding Company (35% owned by CE Power Inc., 35% owned by CE Electric Inc. and 30% owned by CalEnergy UK Inc.)
		I.	CE Electric UK Holdings (100% owned by CE Electric UK Funding Company)
			a.	CE Electric UK Ltd. (100% owned by CE Electric UK Holdings)
				I.	Northern Electric plc (100% owned by CE Electric UK Ltd.)
					a.	Northern Electric Distribution Limited (100% owned by Northern Electric plc) (FUCO)
				II.	Yorkshire Power Group Limited (100% owned by CE Electric UK Ltd.)
					a	Yorkshire Holdings plc (100% owned by Yorkshire Power Group Limited)
						I.	Yorkshire Electricity Group plc (100% owned by Yorkshire Holdings plc) (FUCO)

2.	CE International Investments Inc. (100% owned by MEHC)
	A.	CE Philippines Ltd. (100% owned by CE International Investments Inc.)
		I.	CE Philippines II, Inc. (100% owned by CE Philippines Ltd.)
			a.	CE Cebu Geothermal Power Company Inc. (100% owned by CE Philippines II, Inc.) (FUCO)
	B.	CE Mahanagdong Ltd. (100% owned by CE International Investments Inc.)
		I.	CE Mahanagdong II, Inc. (100% owned by CE Mahanagdong Ltd.)
			a.	CE Luzon Geothermal Power Company, Inc. (92% owned by CE Mahanagdong II, Inc.) (FUCO)
	C.	CE Casecnan Ltd. (49% owned by CE International Investments Inc. and 51% owned by CalEnergy Pacific Holdings Corp.)

		I.	CE Casecnan II, Inc. (100% owned by CE Casecnan Ltd.)
		II.	CE Casecnan Water and Energy Company, Inc. (30% owned by CE Casecnan Ltd. and 70% owned by CE Casecnan II, Inc.) (FUCO) (1)

3.	CalEnergy Pacific Holdings Corp. (100% owned by MEHC) See 2.C.

4.	Tongonan Power Investment, Inc. (100% owned by MEHC)
	A.	Visayas Geothermal Power Company (1% owned by Tongonan Power Investment, Inc. and 99% owned by Magma Netherlands B.V.) (FUCO)

5.	CalEnergy Investments C.V. (90% owned by MEHC and 10% owned by CE Electric (NY), Inc.)
	A.	Magma Netherlands B.V. (100% owned by CalEnergy Investments C.V.) See 4.A.

6.	CE Electric (NY), Inc. (100% owned by MEHC)

	A.	CalEnergy Investments C.V. (10% owned by CE Electric (NY), Inc. and 90% owned by MEHC) See 5.A.

7.	Cordova Funding Corp. (100% owned by MEHC)
	A.	Quad Cities Energy Company (.1% owned by Cordova Funding Corp. and 99.9% owned by MEHC)
		I.	Cordova Energy Company LLC (100% owned by Quad Cities Energy Company) (EWG)

8.	Quad Cities Energy Company (99.9% owned by MEHC and .1% owned by Cordova Funding Corp.) See 7.A.1.

9.	CE Generation, LLC (50% owned by MEHC)
	A.	FSRI Holdings, Inc. (100% owned by CE Generation, LLC)
		I.	Falcon Seaboard Oil Company (100% owned by FSRI Holdings, Inc.)
			a.	CE Texas Power, LLC (100% owned by Falcon Seaboard Oil Company)
			b.	CE Texas Resources, LLC (100% owned by Falcon Seaboard Oil Company)
				i.	Power Resources, Ltd. (99% owned by CE Texas Power, LLC and 1% owned by CE Texas Resources, LLC) EWG

(1)
Ownership interest increased to 100% effective from commencement of commercial operations pursuant to the share ownership adjustment mechanism in the CE Casecnan Water and Energy Company, Inc. shareholder agreement.

See items 1(B) and 1(C) of U-3A-2 for a listing of additional subsidiaries of MEHC.